UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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                          SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marvell Technology Group Ltd.
(Name of Issuer)

Common shares, par value $0.002 per share
(Title of Class of Securities)

G5876H105
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 13,311,202 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 13,311,202 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,311,202 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.5%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 32,519,861 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 32,519,861shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,519,861shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 6.1%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 5,977,287 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 5,977,287 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,977,287 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.1%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 7,131,000 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 7,131,000 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,131,000 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.3%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 11,832,582 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 11,832,582 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,832,582 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.2%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 18,963,582 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 18,963,582 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,963,582 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 3.5%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 51,802,443 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 51,802,443 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,802,443 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.7%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (the “Amendment”) to Schedule 13G relating to common shares, par value $0.002 (“Common Shares”), of Marvell Technology Group Ltd., a Bermuda company (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on July 26, 2012 on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Management GP, LLC, a Delaware limited liability company (“DME Management GP”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Amendment relates to Common Shares of the Issuer held by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, (iv) a managed account for which DME Advisors acts as investment manager (the “Managed Account”), (v) Greenlight Capital (Gold), LP (“Greenlight Gold”) of which DME Management GP is the general partner and for which DME CM acts as investment manager, (vi) Greenlight Capital Offshore Master (Gold), Ltd. (“Greenlight Gold Offshore”) for which DME CM acts as investment manager, and (vii) Greenlight Masters Partners (“Greenlight Masters”), for which Mr. Einhorn may be deemed to have indirect investment and/or voting power through its general partners and/or investment manager.  DME GP is the general partner of DME Advisors and of DME CM.

This Amendment is being filed to amend and restate Item 4 as follows:

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 13,311,202 Common Shares held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 32,519,861 Common Shares held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	DME Management GP may be deemed the beneficial owner of 5,977,287 Common Shares held for the account of Greenlight Gold.

iv)	DME Advisors may be deemed the beneficial owner of 7,131,000 Common Shares held for the account of the Managed Account.

v)	DME CM may be deemed the beneficial owner of 11,832,582 Common Shares held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

vi)	DME GP may be deemed the beneficial owner of 18,963,582 Common Shares held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the Managed Account.

vii)
Mr. Einhorn may be deemed the beneficial owner of 51,802,443 Common Shares. This number consists of: (A) an aggregate of 13,311,202 Common Shares held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 19,208,659 Common Shares held for the account of Greenlight Offshore, (C) 5,977,287 Common Shares held for the account of Greenlight Gold, (D) 5,855,295 Common Shares held for the account of Greenlight Gold Offshore, (E) 7,131,000 Common Shares held for the Managed Account, and (F) 319,000 Common Shares held for the account of Greenlight Masters.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore, the Managed Account or Greenlight Masters.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any Common Shares, if applicable.

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.  The percentages reported herein have been determined by dividing the number of Common Shares beneficially owned by each of the Reporting Persons by 535,000,000, the number of Common Shares outstanding as of November 21, 2012, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 29, 2012 with the SEC.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 14, 2013

GREENLIGHT CAPITAL, L.L.C.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME MANAGEMENT GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

/s/ DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on July 26, 2012 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.